UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number 1-15321
________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Morrell & Co. 401(k) Savings Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

JOHN MORRELL & CO. 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
John Morrell & Co. 401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of John Morrell & Co. 401(k) Savings Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2011 were audited by other auditors whose report, dated June 27, 2012, expressed an unqualified opinion on these statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2012 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Kreischer Miller
Horsham, Pennsylvania
June 27, 2013

John Morrell & Co. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011
Assets
Investments - at fair value	$130,059,413	$115,306,209

Receivables
Notes receivable from participants	3,567,754	3,284,340
Participant contributions	322,233	283,564
Employer contributions	96,907	76,499
Total receivables	3,986,894	3,644,403

Total assets	134,046,307	118,950,612

Liability
Excess contributions payable	445,740	289,340

Net assets reflecting investments at fair value	133,600,567	118,661,272

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(580,275)	(527,337)
Net assets available for benefits	$133,020,292	$118,133,935

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$8,904,337
Interest and dividends	1,362,160
10,266,497

Interest income on notes receivable from participants	179,586

Contributions
Participant	9,648,928
Employer	3,407,699
Rollover	290,688
13,347,315
Total additions	23,793,398

Deductions from net assets attributed to
Benefits paid to participants	13,180,851
Administrative expenses	229,546
Total deductions	13,410,397
Net increase before transfers	10,383,001
Transfers between retirement plans, net	4,503,356
Net change	14,886,357
Net assets available for benefits
Beginning of year	118,133,935
End of year	$133,020,292

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of Plan
The following description of the John Morrell & Co. 401(k) Savings Plan (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established by John Morrell & Co. (Company), a wholly owned subsidiary of Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of the Company who have completed 90 days of service and have attained the age of eighteen. The Plan excludes employees governed by the terms of a collective bargaining agreement, leased employees, independent contractors and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Smithfield Foods, Inc. Investment Committee (Investment Committee) is responsible for oversight of the Plan, determines the appropriateness of the Plan's investment offerings, monitors investment performance and controls and manages the operation and administration of the Plan. Wells Fargo Bank, N.A. serves as trustee of the Plan.
Contributions
Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. The Company makes a matching contribution of 50% of the first 4% of compensation contributed by each participant. The Company may make additional matching contributions and/or profit sharing contributions at the option of the Company's board of directors. Contributions are subject to certain limitations.
Investment Options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers registered investment companies, common collective trust funds, employer stock, and a group variable annuity as investment options for participants. In addition, participants may utilize an individual self-directed brokerage option, through which participants are able to invest in a variety of securities including stocks, bonds, registered investment companies and government securities in accordance with the Plan document.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, and plan earnings (losses), and charged with benefit payments, transaction fees related to a participant's note receivable, and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a primary residence. Participants are limited to one outstanding loan at any point in time. The loans are secured by the balance in the participant's account and bear interest at 2% above the prime rate at the end of the preceding month in which the loan was taken. As of December 31, 2012, interest rates ranged from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or various installment and annuity options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may only be withdrawn upon demonstration of financial hardship, disability, or after the participants reach the age of 59.5 years.
Forfeitures
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $247,124 and $130,962, respectively. These accounts will be used to reduce Company contributions and pay administrative expenses of the plan. During 2012, forfeitures of $65,997 and $3,978 were used to reduce Company contributions and pay administrative expenses, respectively.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, trustee, and insurance company. See Note 4 for discussion of fair value measurements.
In accordance with GAAP, the stable value fund held by a defined contribution plan is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the stable value fund as well as the adjustment to the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
The Plan failed to pass the Average Deferral Percentage Test for the 2012 and 2011 plan years. Excess contributions amounting to $445,740 and $289,340 at December 31, 2012 and 2011, respectively, are recorded as a liability in the accompanying statements of net assets available for benefits and as a reduction of participant contributions for those years.
Payment of Benefits
Benefits are recorded when paid.
Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.
Subsequent Events
The Plan has evaluated subsequent events through June 27, 2013, the date the financial statements were available to be issued.

3.	Investments
The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2012	2011
Wells Fargo Stable Return Fund (G)	$21,304,374	$21,119,193
Wells Fargo Advantage Dow Jones Target 2020 (I) Fund	10,634,744	9,832,008
Wells Fargo BGI S&P 500 Index High Balance Fund	9,722,638	8,132,342
Wells Fargo Advantage Small Cap Value Fund	9,256,350	8,448,077
Wells Fargo Advantage Government Securities Fund	8,839,468	8,874,796
PIMCO Total Return Fund	8,174,671	*
Mainstay Large Cap Growth (R1)	7,625,696	6,742,028
Wells Fargo Advantage Dow Jones Target 2030 (I) Fund	7,496,519	*
Smithfield Foods, Inc. common stock	7,209,557	8,360,332
American Funds Europacific Growth Fund (R4)	6,975,458	*
*     Investment does not represent 5% or more of net assets available for benefits at the end of the year.
During 2012, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Registered investment companies	$7,903,541
Common stock	(816,979)
Common collective trusts	1,730,855
Group variable annuity	86,920
$8,904,337

4.	Fair Value Measurements
Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include registered investment companies and common stock.

Level 2 investment securities include common collective trust funds and a group variable annuity for which quoted prices are not available in active markets for identical instruments. The Plan utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics. Common collective trust funds and the group variable annuity are valued at the closing net asset value (NAV) of the units held by the Plan at year end. The common collective trust fund NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables set forth by level within the fair value hierarchy the Plan's assets accounted for at fair value on a recurring basis as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target date	$31,905,769	$—	$—	$31,905,769
Bond	17,014,139	—	—	17,014,139
Large cap	16,308,270	—	—	16,308,270
Small cap	9,256,350	—	—	9,256,350
Mid cap	7,531,069	—	—	7,531,069
International	6,975,458	—	—	6,975,458
Smithfield Foods, Inc. common stock	7,209,557	—	—	7,209,557
Self-directed brokerage	1,804,076	—	—	1,804,076
Common collective trusts:
Stable value (a)	—	21,304,374	—	21,304,374
Growth (b)	—	9,722,638	—	9,722,638
Money market (c)	—	197,617	—	197,617
Group variable annuity (d)	—	830,096	—	830,096
Total assets at fair value	$98,004,688	$32,054,725	$—	$130,059,413

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target date	$26,281,518	$—	$—	$26,281,518
Bond	14,378,468	—	—	14,378,468
Large cap	13,843,343	—	—	13,843,343
Small cap	8,448,077	—	—	8,448,077
Mid cap	6,079,848	—	—	6,079,848
International	5,896,881	—	—	5,896,881
Smithfield Foods, Inc. common stock	8,360,332	—	—	8,360,332
Self-directed brokerage	1,569,534	408	—	1,569,942
Common collective trusts:
Stable value (a)	—	21,119,193	—	21,119,193
Growth (b)	—	8,132,342	—	8,132,342
Money market (c)	—	431,941	—	431,941
Group variable annuity (d)	—	764,324	—	764,324
Total assets at fair value	$84,858,001	$30,448,208	$—	$115,306,209

(a)
Represents investment in a common collective trust which seeks a moderate level of stable income without principal volatility by investing in investment contracts issued by selected high quality insurance companies and financial institutions. There are no unfunded commitments. See Note 5 for further discussion.

(b)
Represents investment in a common collective trust which seeks to approximate as closely as practicable the total return of the Standard & Poor's 500 Index ("Index") through investment in equity securities of companies that comprise the Index. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(c)
Represents investment in a common collective trust which seeks to provide investors with a competitive rate of return and a high level of stability of principal and liquidity by investing in a diversified portfolio of money market instruments with an average maturity of 90 days or less. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(d)
Represents investment in a group variable annuity whose underlying mutual fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

There were no significant transfers among investment levels during the years ended December 31, 2012 and 2011.

5.	Wells Fargo Stable Return Fund (G)
The Wells Fargo Stable Return Fund (G) (the Fund) is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's NAV per unit, which is based on the assets held by the Fund less any liabilities, divided by the total number of units outstanding. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan
Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

•
The redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan Sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the Plan Sponsor, or the merger of the Plan with another plan.

Circumstances that Impact the Fund
The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.
The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modifications of the Fund or the administration of the Fund that is not consented to by the wrapper issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow.

•	Employer-initiated transactions by participant plans as described above.
In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets decline. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet its financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.	Related Party Transactions and Party-In-Interest Transactions
The Plan invests in certain funds managed by Wells Fargo Bank, N.A. or its affiliate and in participant directed brokerage accounts held by Wells Fargo, N.A. Wells Fargo, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Wells Fargo, N.A. by the plan amounted to $229,546 in 2012 for investment management and administrative services.  The Plan also invests in Smithfield Foods, Inc. common stock. As of December 31, 2012 and 2011, the Plan held 334,240 and 344,330 shares, respectively, of Smithfield Foods, Inc. common stock.  During the year ended December 31, 2012, no dividend income was recorded by the Plan.

7.	Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 16, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.	Transfers of Assets

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Smithfield-sponsored retirement plan, causes the employee to change plans due to eligibility requirements. Transfer activity for the year ended December 31, 2012 was as follows:

Transfers to the Plan from Premium Pet Health, LLC Profit Sharing & 401(k) Savings Plan and Frozen Pet Ingredients, Inc. Profit Sharing Plan	$4,609,437
Transfers from the Plan to Smithfield Foods, Inc. 401(k) Plan, net	(125,895)
Transfers to the Plan from Smithfield Foods, Inc. Bargaining 401(k) Plan, net	19,814
$4,503,356

9.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions.

10.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

John Morrell & Co. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 52-0845861 Plan 009

December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost***	(e) Current value
	Registered Investment Companies:
*	Wells Fargo	Advantage Dow Jones Target 2020 (I) Fund		$10,634,744
*	Wells Fargo	Advantage Small Cap Value Fund		9,256,350
*	Wells Fargo	Advantage Government Securities Fund		8,839,468
	PIMCO	Total Return Fund		8,174,671
	Mainstay	Large Cap Growth (R1)		7,625,696
*	Wells Fargo	Advantage Dow Jones Target 2030 (I) Fund		7,496,519
	American Funds	Europacific Growth Fund (R4)		6,975,458
*	Wells Fargo	Advantage Dow Jones Target 2040 (I) Fund		5,195,424
	Massachusetts Financial Services	Value A Fund		4,911,963
	Columbia	Acorn Select-Z Fund		4,581,416
	Davis	NY Venture Fund		3,770,611
*	Wells Fargo	Advantage Dow Jones Target 2010 (I) Fund		3,341,142
*	Wells Fargo	Advantage Dow Jones Target 2050 (I) Fund		2,955,785
	Columbia	Mid-Cap Value Fund R4		2,949,653
*	Wells Fargo	Advantage Dow Jones Target Today (I) Fund		2,282,155
*	Smithfield Foods, Inc.	Common Stock		7,209,557
	Self-Directed Brokerage:
*	Wells Fargo	Personal Choice Retirement Account		1,804,076
	Common Collective Trusts:
*	Wells Fargo	Wells Fargo Stable Return Fund G		21,304,374
*	Wells Fargo	BGI S&P 500 Index High Balance Fund		9,722,638
*	Wells Fargo	Short Term Investment Fund G		197,617
	Group Variable Annuity:
	Genworth	Clearcourse Group Variable Annuity		830,096
	Participant loans**	Maturing through June 2020, interest rates ranging from 4.25% to 9.5%, collateralized by participant accounts		3,567,754
			$—	$133,627,167

*    Identified as a party-in-interest
**    The accompanying financial statements classify participant loans as notes receivable from participants.
***    Cost omitted for participant directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN MORRELL & CO. 401(k) SAVINGS PLAN
(Smithfield Foods, Inc. as Plan Administrator)

Date: June 27, 2013	/s/ Michael H. Cole
Michael H. Cole
Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm, dated June 27, 2013.

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm, dated June 27, 2012 (incorporated by reference to Exhibit 23 to the Plan's Form 11-K filed with the SEC on June 27, 2012).